Exhibit 99.2

DENISON MINES CORP.

Condensed Interim Consolidated Financial Statements

for the three and nine months ending

September 30, 2015

DENISON MINES CORP.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited—Expressed in thousands of U.S. dollars except for share amounts)

	At September 30 2015	At December 31 2014
ASSETS
Current
Cash and cash equivalents (note 4)	$7,061	$18,640
Investments (note 7)	7,527	4,381
Trade and other receivables (note 5)	8,140	9,411
Inventories (note 6)	2,280	2,240
Prepaid expenses and other	363	850

	25,371	35,522

Non-Current
Inventories-ore in stockpiles (note 6)	1,572	1,760
Investments (note 7)	466	954
Restricted cash and investments (note 8)	2,212	2,068
Property, plant and equipment (note 9)	227,192	270,388
Intangibles	222	638

Total assets	$257,035	$311,330

LIABILITIES
Current
Accounts payable and accrued liabilities	$8,905	$10,050
Current portion of long-term liabilities:
Post-employment benefits (note 10)	225	259
Reclamation obligations (note 11)	614	706
Debt obligations	14	30
Other liabilities (note 13)	1,926	1,935

	11,684	12,980

Non-Current
Post-employment benefits (note 10)	2,270	2,662
Reclamation obligations (note 11)	15,006	16,953
Debt obligations	—	9
Other liabilities (note 13)	694	841
Deferred income tax liability	17,457	21,826

Total liabilities	47,111	55,271

EQUITY
Share capital (note 14)	1,130,779	1,120,758
Share purchase warrants (note 15)	—	376
Contributed surplus	53,844	53,321
Deficit	(927,897)	(892,537)
Accumulated other comprehensive income (loss) (note 17)	(46,802)	(25,859)

Total equity	209,924	256,059

Total liabilities and equity	$257,035	$311,330

Issued and outstanding common shares (note 14)	518,438,669	505,868,894

Subsequent events (note 23)

The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited—Expressed in thousands of U.S. dollars except for share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
	2015	2014	2015	2014
REVENUES (note 19)	$3,526	$2,351	$8,783	$6,883

EXPENSES
Operating expenses (note 18)	(2,701)	(2,199)	(7,069)	(7,188)
Mineral property exploration (note 19)	(3,919)	(3,429)	(13,065)	(13,614)
General and administrative (note 19)	(2,466)	(1,535)	(5,803)	(6,041)
Impairment-mineral properties	—	—	—	(1,658)
Foreign exchange income (expense)	(16,294)	1,487	(20,551)	(8,566)
Other income (expense) (note 18)	64	(81)	(539)	561

	(25,316)	(5,757)	(47,027)	(36,506)

Income (loss) before finance charges	(21,790)	(3,406)	(38,244)	(29,623)
Finance income (expense) (note 18)	(198)	(128)	(504)	(133)

Income (loss) before taxes	(21,988)	(3,534)	(38,748)	(29,756)
Income tax recovery (expense) (note 21)
Current	—	(5)	—	(5)
Deferred	556	719	3,388	2,710

Net income (loss) for the period	$(21,432)	$(2,820)	$(35,360)	$(27,051)

Items that may be reclassified to income (loss):
Unrealized gain (loss) on investments-net of tax	1	(1)	1	9
Foreign currency translation change	(5,131)	(13,864)	(20,944)	(8,770)

Comprehensive income (loss) for the period	$(26,562)	$(16,685)	$(56,303)	$(35,812)

Net income (loss) per share:
Basic and diluted	$(0.04)	$(0.01)	$(0.07)	$(0.06)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted	518,439	500,921	511,740	490,731

The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited—Expressed in thousands of U.S. dollars)

	Nine Months Ended
	September 30	September 30
	2015	2014
Share capital
Balance-beginning of period	$1,120,758	$1,092,144
Shares issued-net of issue costs	11,318	12,849
Flow-through share premium	(2,028)	(2,030)
Shares issued on acquisition of Rockgate Capital Corp	—	3,034
Shares issued on acquisition of International Enexco Limited	—	11,979
Shares issued to settle payable and accrued liability obligations	—	610
Share options exercised-cash	5	946
Share options exercised-non cash	4	525
Share purchase warrants exercised-cash	406	304
Share purchase warrants exercised-non cash	316	225

Balance-end of period	1,130,779	1,120,586

Share purchase warrants
Balance-beginning of period	376	616
Warrants issued on acquisition of International Enexco Limited	—	61
Warrants exercised	(316)	(225)
Warrants expired	(60)	—

Balance-end of period	—	452

Contributed surplus
Balance-beginning of period	53,321	52,943
Stock-based compensation expense	467	620
Share options issued on acquisition of International Enexco Limited	—	102
Share options exercised-non cash	(4)	(525)
Warrants expired	60	—

Balance-end of period	53,844	53,140

Deficit
Balance-beginning of period	(892,537)	(860,834)
Net loss	(35,360)	(27,051)

Balance-end of period	(927,897)	(887,885)

Accumulated other comprehensive income (loss)
Balance-beginning of period	(25,859)	(7,729)
Unrealized gain (loss) on investments	1	9
Foreign currency translation realized in net income	(10)	—
Foreign currency translation	(20,934)	(8,770)

Balance-end of period	(46,802)	(16,490)

Total Equity
Balance-beginning of period	$256,059	$277,140

Balance-end of period	$209,924	$269,803

The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.

Condensed Interim Consolidated Statements of Cash Flow

(Unaudited—Expressed in thousands of U.S. dollars)

	Nine Months Ended
CASH PROVIDED BY (USED IN):	September 30 2015	September 30 2014

OPERATING ACTIVITIES
Net income (loss) for the period	$(35,360)	$(27,051)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	2,511	1,554
Impairment-mineral properties	—	1,658
Stock-based compensation	467	620
Losses (gains) on asset disposals	(67)	(449)
Losses (gains) on investments and restricted investments	423	(81)
Deferred income tax expense (recovery)	(3,388)	(2,710)
Foreign exchange	20,551	8,566
Change in non-cash working capital items (note 18)	(138)	1,146

Net cash provided by (used in) operating activities	(15,001)	(16,747)

INVESTING ACTIVITIES
Acquisition of assets, net of cash and cash equivalents acquired:
Rockgate Capital Corp	—	(57)
International Enexco Limited	—	(141)
Sale and maturity of investments	4,033	9,529
Purchase of investments	(8,134)	(184)
Expenditures on property, plant and equipment	(1,871)	(733)
Proceeds on sale of property, plant and equipment	97	265
Decrease (increase) in restricted cash and investments	(442)	(27)

Net cash provided by (used in) investing activities	(6,317)	8,652

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	(21)	(45)
Issuance of common shares for:
New share issues-net of issue costs	11,318	12,849
Share options exercised	5	946
Share purchase warrants exercised	406	304

Net cash provided by (used in) financing activities	11,708	14,054

Increase (decrease) in cash and cash equivalents	(9,610)	5,959
Foreign exchange effect on cash and cash equivalents	(1,969)	(1,237)
Cash and cash equivalents, beginning of period	18,640	21,786

Cash and cash equivalents, end of period	$7,061	$26,508

The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.

Notes to the Condensed Interim Consolidated Financial Statements for the nine months ended September 30, 2015

(Unaudited—Expressed in U.S. dollars except for shares and per share amounts)

1.	NATURE OF OPERATIONS

Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing and selling of uranium.

The Company has a 22.5% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), both of which are located in the Athabasca Basin of Saskatchewan, Canada. The McClean Lake mill provides toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties. In addition, the Company has varying ownership interests in a number of development and exploration projects located in Canada, Mali, Namibia, Zambia and Mongolia.

The Company provides mine decommissioning and decommissioned site monitoring services to third parties through its Denison Environmental Services (“DES”) division and is also the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in uranium oxide concentrates (“U3O8”) and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

2.	BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2014.

The Company’s presentation currency is U.S. dollars.

These financial statements were approved by the board of directors for issue on November 5, 2015.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in these condensed interim consolidated financial statements are consistent with those applied in the Company’s audited annual consolidated financial statements for the year ended December 31, 2014.

Accounting Standards Issued But Not Yet Applied

The Company has not yet adopted the following new accounting pronouncements which are effective for fiscal periods of the Company beginning on or after January 1, 2016:

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

In July 2014, the IASB published the final version of IFRS 9 Financial Instruments (“IFRS 9”), which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 replaces the multiple classifications for financial assets in IAS 39 with a single principle based approach for determining the classification of financial assets based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The final version of IFRS 9 is effective for periods beginning on or after January 1, 2018; however, it is available for early adoption.

The Company has not evaluated the impact of adopting this standard.

International Financial Reporting Standard 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service. The standard replaces IAS 18 “Revenue” and IAS 11“Construction Contracts” and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

The Company has not evaluated the impact of adopting this standard.

4.	CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

(in thousands)	At September 30 2015	At December 31 2014
Cash	$2,855	$2,265
Cash in MLJV and MWJV	549	885
Cash equivalents	3,657	15,490

	$7,061	$18,640

5.	TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

(in thousands)	At September 30 2015	At December 31 2014
Trade receivables-other	$2,598	$2,138
Receivables in MLJV and MWJV	5,117	7,127
Sales tax receivables	271	131
Sundry receivables	154	15

	$8,140	$9,411

6.	INVENTORIES

The inventories balance consists of:

(in thousands)	At September 30 2015	At December 31 2014
Uranium concentrates and work-in-progress	$399	$433
Inventory of ore in stockpiles	1,572	1,834
Mine and mill supplies in MLJV	1,881	1,733

	$3,852	$4,000

Inventories-by duration:
Current	$2,280	$2,240
Long-term-ore in stockpiles	1,572	1,760

	$3,852	$4,000

7.	INVESTMENTS

The investments balance consists of:

(in thousands)	At September 30 2015	At December 31 2014
Investments:
Equity instruments-fair value through profit and loss	$449	$932
Equity instruments-available for sale	17	22
Debt instruments-fair value through profit and loss	7,527	4,381

	$7,993	$5,335

Investments-by duration:
Current	$7,527	$4,381
Long-term	466	954

	$7,993	$5,335

During the nine months ended September 30, 2015, the Company purchased debt instruments at a cost of $8,134,000. In addition, $4,029,000 of debt instruments matured and the proceeds were transferred to cash and equivalents.

8.	RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize a portion of its reclamation obligations. The restricted cash and investments balance consists of:

(in thousands)	At September 30 2015	At December 31 2014
Cash	$166	$42
Cash equivalents	375	104
Investments	1,671	1,922

	$2,212	$2,068

Restricted cash and investments-by item:
Elliot Lake reclamation trust fund	$2,212	$2,068

	$2,212	$2,068

Elliot Lake Reclamation Trust Fund

During the nine months ended September 30, 2015, the Company deposited an additional $832,000 (CAD$1,042,000) into the Elliot Lake Reclamation Trust Fund and withdrew $392,000 (CAD$492,000).

9.	PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment balance consists of:

(in thousands)	At September 30 2015	At December 31 2014
Plant and equipment:
Cost	$73,459	$82,980
Construction-in-progress	4,775	6,960
Accumulated depreciation	(11,638)	(12,205)

Net book value	$66,596	$77,735

Mineral properties:
Cost	$160,768	$192,851
Accumulated amortization	(172)	(198)

Net book value	$160,596	$192,653

Total net book value	$227,192	$270,388

The property, plant and equipment continuity summary is as follows:

(in thousands)	Cost	Accumulated Amortization / Depreciation	Net Book Value
Plant and equipment:
Balance-December 31, 2014	$89,940	$(12,205)	$77,735
Additions	542	—	542
Amortization	—	(62)	(62)
Depreciation	—	(1,446)	(1,446)
Disposals	(255)	225	(30)
Foreign exchange	(11,993)	1,850	(10,143)

Balance-September 30, 2015	$78,234	$(11,638)	$66,596

Mineral properties:
Balance-December 31, 2014	$192,851	$(198)	$192,653
Additions	1,377	—	1,377
Foreign exchange	(33,460)	26	(33,434)

Balance-September 30, 2015	$160,768	$(172)	$160,596

Plant and Equipment – Mining

The Company has a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. A toll milling agreement has been signed with the participants in the CLJV that provides for the processing of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill receive a toll milling fee and other benefits. In determining the amortization rate for the McClean Lake mill, the amount to be amortized has been adjusted to include Denison’s expected share of mill feed related to the CLJV toll milling contract.

Plant and Equipment – Services and Other

The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

Mineral Properties

The Company has various interests in development and exploration projects located in Canada, Mali, Namibia, Zambia and Mongolia which are held directly or through option or various contractual agreements.

Canada Mining Segment

In February 2015, SeqUr Exploration Inc. terminated its option to earn an interest in the Jasper Lake property.

In July 2015, the Company entered into a definitive arrangement agreement (the “Fission Arrangement”) to acquire all of the outstanding shares, options and warrants of Fission Uranium Corp (“FCU”). FCU’s principal uranium asset is its 100% owned Patterson Lake South project located in Saskatchewan, Canada. Completion of the Fission Arrangement was subject to Denison and FCU shareholder approval and the satisfaction of other customary conditions. In October 2015, Denison and Fission agreed to terminate the Fission Arrangement as the required FCU shareholder approval was not obtained. As at September 30, 2015, Denison has incurred $1,181,000 of transaction costs related to the Fission Arrangement which is included in “general and administrative expenses” in the consolidated statement of income (loss) (see note 23).

In September 2015, the Company increased its interest in the Waterbury Lake property to 61.55% under the terms of the dilution provisions in the agreements governing the project (see note 20).

Asia Mining Segment-Mongolia

In July 2015, the Company concluded its strategic review of alternatives for its interest in the Gurvan Saihan Joint Venture (“GSJV”) and entered into an agreement with Uranium Industry (“UI”), a Czech Republic entity, to dispose of its 85% interest in the GSJV for cash consideration of $20,000,000, payable upon the achievement of specified milestones and subject to various conditions on closing. The sale did not close as expected by September 8, as certain closing conditions were not met. As at September 30, 2015, Denison remained the owner of its 85% interest in the GSJV and continues to pursue the sale of its interest to UI.

10.	POST-EMPLOYMENT BENEFITS

The post-employment benefits balance consists of:

(in thousands)	At September 30 2015	At December 31 2014
Accrued benefit obligation	$2,495	$2,921

	$2,495	$2,921

Post-employment benefits liability-by duration:
Current	$225	$259
Non-current	2,270	2,662

	$2,495	$2,921

The post-employment benefits continuity summary is as follows:

(in thousands)
Balance-December 31, 2014	$2,921
Benefits paid	(120)
Interest cost	72
Foreign exchange	(378)

Balance-September 30, 2015	$2,495

11.	RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

(in thousands)	At September 30 2015	At December 31 2014
Reclamation liability-by location:
Elliot Lake	$9,817	$11,234
McClean and Midwest Joint Ventures	5,787	6,406
Other	16	19

	$15,620	$17,659

Reclamation and remediation liability-by duration:
Current	614	706
Non-current	15,006	16,953

	$15,620	$17,659

The reclamation obligations continuity summary is as follows:

(in thousands)
Balance-December 31, 2014	$17,659
Accretion	636
Expenditures incurred	(350)
Foreign exchange	(2,325)

Balance-September 30, 2015	$15,620

Site Restoration: Elliot Lake

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 8).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan relating to future decommissioning and reclamation plans that have been filed and approved by the applicable regulatory authorities. As at September 30, 2015, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of Saskatchewan Environment, totalling CAD$9,698,000 relating to an approved reclamation plan dated October 2009. An updated reclamation plan dated November 2014 has been submitted and is currently under review by the applicable regulatory authorities. Once approved, the Company expects to increase its pro-rata share of financial assurances to the province by CAD$12,748,000 to approximately CAD$22,446,000.

12.	DEBT FACILITIES

Line of Credit

The Company’s current credit facility has a maturity date of January 31, 2016 and allows for credit to be extended to the Company for up to CAD$24,000,000. Use of the facility is restricted to non-financial letters of credit in support of reclamation obligations (see note 11).

At September 30, 2015, the Company has no outstanding borrowings under the facility (December 31, 2014—$nil) and is in compliance with its facility covenants. At September 30, 2015, approximately CAD$9,698,000 (December 31, 2014: CAD$9,698,000) of the facility is being utilized as collateral for certain letters of credit. During the nine months ended September 30, 2015, the Company did not incur any interest under the facility but has incurred letter of credit and standby fees of $136,000 and $60,000, respectively.

13.	OTHER LIABILITIES

The other liabilities balance consists of:

(in thousands)	At September 30 2015	At December 31 2014
Unamortized fair value of toll milling contracts	$732	$861
Flow-through share premium obligation (note 14)	1,888	1,915

	$2,620	$2,776

Other long-term liabilities-by duration:
Current	$1,926	$1,935
Non-current	694	841

	$2,620	$2,776

14.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

(in thousands except share amounts)	Number of Common Shares
Balance at December 31, 2014	505,868,894	$1,120,758

Issued for cash:
Share issue proceeds	12,000,000	12,069
Share issue costs	—	(751)
Share options exercised	7,100	5
Share purchase warrants exercised	562,675	406
Share options exercised-fair value adjustment	—	4
Share purchase warrants exercised-fair value adjustment	—	316
Flow-through share premium liability	—	(2,028)

	12,569,775	10,021

Balance at September 30, 2015	518,438,669	$1,130,779

New Issues

In May 2015, the Company completed a private placement of 12,000,000 flow-through common shares at a price of CAD$1.25 per share for gross proceeds of $12,069,000 (CAD$15,000,000). The income tax benefits of this issue will be renounced to subscribers with an effective date no later than December 31, 2015. The related flow-through share premium liability is included as a component of other liabilities on the balance sheet at September 30, 2015.

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Canadian income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at September 30, 2015, the Company estimates that it has satisfied its obligation to spend CAD$14,997,000 on eligible exploration expenditures as a result of the issuance of flow-through shares in August 2014. The Company renounced the income tax benefits of this issue in February 2015, with an effective date of renunciation to its subscribers of December 31, 2014. In conjunction with the renunciation, the flow-through share premium liability has been reversed and recognized as part of the deferred tax recovery (see notes 13 and 21).

As at September 30, 2015, the Company estimates that it has incurred CAD$373,000 of its obligation to spend CAD$15,000,000 on eligible exploration expenditures as a result of the issuance of flow-through shares in May 2015.

15.	WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and associated dollar amount is presented below:

(in thousands except share amounts)	Weighted Average Exercise Price Per Share (CAD$)	Number of Common Shares Issuable	Fair Value Amount
Balance outstanding at December 31, 2014	$1.17	1,079,802	$376
Warrants exercised	0.84	(562,675)	(316)
Warrants expired	1.54	(517,127)	(60)

Balance outstanding at September 30, 2015	$—	—	—

16.	STOCK OPTIONS

A continuity summary of the stock options granted under the Company’s stock-based compensation plan is presented below:

	Number of Common Shares	Weighted- Average Exercise Price per Share (CAD$)
Stock options outstanding—beginning of period	6,179,574	$1.80
Granted	1,645,000	1.09
Exercised (1)	(7,100)	0.71
Expiries	(612,784)	1.92
Forfeitures	(147,480)	1.93

Stock options outstanding—end of period	7,057,210	$1.62

Stock options exercisable—end of period	4,834,210	$1.78

(1)	The weighted average share price at the date of exercise was CAD$1.07.

A summary of the Company’s stock options outstanding at September 30, 2015 is presented below:

Range of Exercise Prices per Share (CAD$)	Weighted Average Remaining Contractual Life (Years)	Number of Common Shares	Weighted- Average Exercise Price per Share (CAD$)
Stock options outstanding
$ 0.38 to $ 2.49	2.79	6,141,424	$1.32
$ 2.50 to $ 4.99	0.44	670,306	3.19
$ 5.00 to $ 5.67	0.63	245,480	5.02

Stock options outstanding— end of period	2.49	7,057,210	$1.62

Options outstanding at September 30, 2015 expire between December 2015 and March 2020.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model to determine the fair value of options granted:

Nine Months Ended September 30, 2015
Risk-free interest rate	0.56% – 0.79%
Expected stock price volatility	46.96% – 47.00%
Expected life	3.6 years
Estimated forfeiture rate	3.40%
Expected dividend yield	—
Fair value per share under options granted	CAD$0.35 – CAD$0.39

The fair values of stock options with vesting provisions are amortized on a graded method basis as stock-based compensation expense over the applicable vesting periods. Included in the statement of income (loss) is stock-based compensation of $136,000 and $467,000 for the three and nine months ended September 30, 2015 and $204,000 and $620,000 for the three and nine months ended September 30, 2014. At September 30, 2015, an additional $349,000 in stock-based compensation expense remains to be recognized up until March 2017.

17.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The accumulated other comprehensive income (loss) balance consists of:

(in thousands)	At September 30 2015	At December 31 2014
Cumulative foreign currency translation	$(46,961)	$(26,017)
Unamortized experience gain-post employment liability
Gross	206	206
Tax effect	(56)	(56)
Unrealized gains (losses) on investments
Gross	9	8

	$(46,802)	$(25,859)

18.	SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses are as follows:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2015	2014	2015	2014
Cost of goods and services sold:
Operating Overheads:
Mining, other development expense	$(253)	$(366)	$(1,026)	$(2,295)
Milling, conversion expense	(509)	(9)	(979)	(32)
Mill feed cost:
-Stockpile depletion	—	(12)	(24)	(12)
Less absorption:
-Stockpiles, mineral properties	88	111	542	628
-Concentrates	—	13	24	13
Cost of services	(2,002)	(1,932)	(5,530)	(5,479)

Cost of goods and services sold	(2,676)	(2,195)	(6,993)	(7,177)
Reclamation asset amortization	(20)	(4)	(62)	(11)
Selling expenses	(5)	—	(14)	—

Operating expenses	$(2,701)	$(2,199)	$(7,069)	$(7,188)

The components of other income (expense) are as follows:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2015	2014	2015	2014
Gains (losses) on:
Disposal of property, plant and equipment	—	—	67	449
Disposal of equity investments	—	(7)	—	(7)
Investment fair value through profit (loss)	57	(31)	(423)	88
Other	7	(43)	(183)	31

Other income (expense)	$64	$(81)	$(539)	$561

The components of finance income (expense) are as follows:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2015	2014	2015	2014
Interest income	$30	$84	$205	$500
Interest expense	(1)	(1)	(1)	(2)
Accretion expense-reclamation obligations	(204)	(183)	(636)	(545)
Accretion expense-post-employment benefits	(23)	(28)	(72)	(86)

Finance income (expense)	$(198)	$(128)	$(504)	$(133)

A summary of depreciation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2015	2014	2015	2014
Operating expenses:
Mining, other development expense	$(44)	$(74)	$(160)	$(234)
Milling, conversion expense	(509)	(2)	(979)	(4)
Cost of services	(66)	(62)	(193)	(185)
Mineral property exploration	(26)	(25)	(78)	(101)
General and administrative	(12)	(16)	(36)	(50)

Depreciation expense-gross	$(657)	$(179)	$(1,446)	$(574)

A summary of employee benefits expense recognized in the statement of income (loss) is as follows:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2015	2014	2015	2014
Salaries and short-term employee benefits	$(1,724)	$(1,895)	$(5,578)	$(6,530)
Share-based compensation	(136)	(204)	(467)	(620)
Termination benefits	(86)	(94)	(217)	(310)

Employee benefits expense	$(1,946)	$(2,193)	$(6,262)	$(7,460)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	Nine Months Ended
	September 30	September 30
(in thousands)	2015	2014
Change in non-cash working capital items:
Trade and other receivables	$107	$(1,071)
Inventories	(388)	7
Prepaid expenses and other assets	399	243
Accounts payable and accrued liabilities	214	1,726
Post-employment benefits	(120)	(187)
Reclamation obligations	(350)	428

Change in non-cash working capital items	$(138)	$1,146

19.	SEGMENTED INFORMATION

Business Segments

The Company operates in two primary segments – the Mining segment and the Services and Other segment. The Mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The Services and Other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments.

For the nine months ended September 30, 2015, business segment results were as follows:

(in thousands)	Canada Mining	Africa Mining	Asia Mining	Services and Other	Total
Statement of Operations:
Revenues	1,904	—	—	6,879	8,783

Expenses:
Operating expenses	(1,283)	(241)	(15)	(5,530)	(7,069)
Mineral property exploration	(12,007)	(677)	(381)	—	(13,065)
General and administrative	(17)	(471)	(544)	(4,771)	(5,803)

	(13,307)	(1,389)	(940)	(10,301)	(25,937)

Segment income (loss)	(11,403)	(1,389)	(940)	(3,422)	(17,154)

Revenues – supplemental:
Environmental services	—	—	—	5,527	5,527
Management fees and commissions	—	—	—	1,352	1,352
Toll milling services	1,904	—	—	—	1,904

	1,904	—	—	6,879	8,783

Capital additions:
Property, plant and equipment	982	318	186	433	1,919

Long-lived assets:
Plant and equipment
Cost	72,784	1,590	260	3,600	78,234
Accumulated depreciation	(8,346)	(1,283)	(168)	(1,841)	(11,638)
Mineral properties	126,382	28,090	6,124	—	160,596
Intangibles	—	—	—	222	222

	190,820	28,397	6,216	1,981	227,414

For the three months ended September 30, 2015, business segment results were as follows:

(in thousands)	Canada Mining	Africa Mining	Asia Mining	Services and Other	Total
Statement of Operations:
Revenues	982	—	—	2,544	3,526

Expenses:
Operating expenses	(617)	(79)	(3)	(2,002)	(2,701)
Mineral property exploration	(3,753)	(153)	(13)	—	(3,919)
General and administrative	(1)	(131)	(246)	(2,088)	(2,466)

	(4,371)	(363)	(262)	(4,090)	(9,086)

Segment income (loss)	(3,389)	(363)	(262)	(1,546)	(5,560)

Revenues – supplemental:
Environmental services	—	—	—	2,113	2,113
Management fees and commissions	—	—	—	431	431
Toll milling services	982	—	—	—	982

	982	—	—	2,544	3,526

For the nine months ended September 30, 2014, business segment results were as follows:

(in thousands)	Canada Mining	Africa Mining	Asia Mining	Services and Other	Total
Statement of Operations:
Revenues	—	—	—	6,883	6,883

Expenses:
Operating expenses	(397)	(1,312)	—	(5,479)	(7,188)
Mineral property exploration	(12,593)	(689)	(332)	—	(13,614)
General and administrative	(11)	(853)	(746)	(4,431)	(6,041)
Impairment–mineral properties (note 9)	(1,658)	—	—	—	(1,658)

	(14,659)	(2,854)	(1,078)	(9,910)	(28,501)

Segment income (loss)	(14,659)	(2,854)	(1,078)	(3,027)	(21,618)

Revenues – supplemental:
Environmental services	—	—	—	5,263	5,263
Management fees and commissions	—	—	—	1,620	1,620

	—	—	—	6,883	6,883

Capital additions:
Property, plant and equipment	163	483	90	81	817

Long-lived assets:
Plant and equipment
Cost	83,030	2,364	348	3,813	89,555
Accumulated depreciation	(8,515)	(1,737)	(233)	(1,912)	(12,397)
Mineral properties	149,568	43,063	6,449	—	199,080
Intangibles	—	—	—	793	793

	224,083	43,690	6,564	2,694	277,031

For the three months ended September 30, 2014, business segment results were as follows:

(in thousands)	Canada Mining	Africa Mining	Asia Mining	Services and Other	Total
Statement of Operations:
Revenues	—	—	—	2,351	2,351

Expenses:
Operating expenses	(140)	(127)	—	(1,932)	(2,199)
Mineral property exploration	(3,099)	(288)	(42)	—	(3,429)
General and administrative	(1)	(246)	(115)	(1,173)	(1,535)

	(3,240)	(661)	(157)	(3,105)	(7,163)

Segment income (loss)	(3,240)	(661)	(157)	(754)	(4,812)

Revenues – supplemental:
Environmental services	—	—	—	1,956	1,956
Management fees and commissions	—	—	—	395	395

	—	—	—	2,351	2,351

Revenue Concentration

The Company’s business is such that, at any given time, it sells its environmental and other services to a relatively small number of customers. During the nine months ended September 30, 2015, two customers from the services and other segment and one customer from the mining segment accounted for approximately 84% of total revenues consisting of 46%, 22% and 16% individually. During the nine months ended September 30, 2014, four customers from the services and other segment accounted for approximately 96% of total revenues consisting of 52%, 23%, 11% and 10% individually.

20.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The following transactions were incurred with UPC for the periods noted:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2015	2014	2015	2014
Revenue:
Management fees	$431	$395	$1,330	$1,175
Commission fees	—	—	22	445

	$431	$395	$1,352	$1,620

At September 30, 2015, accounts receivable includes $161,000 (December 31, 2014: $123,000) due from UPC with respect to the fees and transactions indicated above.

Korea Electric Power Corporation (“KEPCO”)

As at September 30, 2015, KEPCO holds 58,284,000 shares of Denison representing a share interest of approximately 11.2%. KEPCO is also the majority member of the Korea Waterbury Uranium Limited Partnership (“KWULP”).

In January 2014, Denison agreed to allow its partner in the Waterbury Lake project, KWULP, to defer its funding obligations to Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”) until September 30, 2015 and not be diluted as per the dilution provisions in the relevant agreements in exchange for allowing Denison to authorize spending programs without obtaining the approval of 75% of the voting interest. As at September 30, 2015, KWULP had a deferred funding obligation to WLUC and WLULP of CAD$1,826,000.

KWULP has notified Denison that it has elected to dilute its interest in the Waterbury Lake project and that it will not fund its deferred funding obligation to WLUC and WLULP. As a result, Denison is entitled to an additional 1.55% interest in the Waterbury Lake project and Denison will continue to be able to authorize funding programs without obtaining the approval of 75% of the voting interest up to September 30, 2016. The acquisition of the additional 1.55% in Waterbury Lake has been accounted for using an effective date of September 30, 2015 and has resulted in Denison recording its increased pro-rata share of the net assets of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $835,000.

Other

During the nine months ended September 30, 2015, the Company incurred investor relations, administrative service fees and other expenses of $138,000 (September 30, 2014: $42,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At September 30, 2015, an amount of $nil (December 31, 2014: $nil) was due to this company.

During the nine months ended September 30, 2015, the Company incurred legal fees of $445,000 (September 30, 2014: $273,000) with Cassels Brock & Blackwell, LLP, a law firm of which a member of Denison’s Board of Directors is a partner. In the current year, the services and associated costs are mainly related to the transaction with Fission Uranium Corp (see note 9). In the nine months of the prior year, the services and associated costs were mainly related to the acquisition of International Enexco Ltd. and internal re-organization activities done by the Company. At September 30, 2015, an amount of $177,000 (December 31, 2014: $1,000) is due to this legal firm.

Executive services of $33,000 and $61,000 were provided by the Company during the three and nine months ended September 30, 2014 to Lundin Gold Inc. No similar services were provided during 2015. At September 30, 2015, an amount of $nil (December 31, 2014: $44,000) was due to Denison.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2015	2014	2015	2014
Salaries and short-term employee benefits	$(307)	$(315)	$(1,123)	$(1,294)
Share-based compensation	(89)	(129)	(296)	(396)
Termination benefits	—	—	—	(158)

Key management personnel compensation	$(396)	$(444)	$(1,419)	$(1,848)

21.	INCOME TAXES

For the nine months ended September 30, 2015, Denison has recognized deferred tax recoveries of $3,388,000. The deferred tax recovery includes the recognition of previously unrecognized Canadian tax assets of $3,200,000 relating to the February 2015 renunciation of the tax benefits associated with the Company’s CAD$14,997,000 flow-through share issue in August 2014.

22.	FAIR VALUE OF FINANCIAL INSTRUMENTS

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets (such as equity instruments) is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at September 30, 2015 and December 31, 2014:

(in thousands)	Financial Instrument Category(1)	Fair Value Hierarchy	September 30 2015 Fair Value	December 31, 2014 Fair Value
Financial Assets:
Cash and equivalents	Category D		$7,061	$18,640
Trade and other receivables	Category D		8,140	9,411
Investments
Equity instruments	Category A	Level 1	430	916
Equity instruments	Category A	Level 2	17	16
Equity instruments	Category B	Level 1	19	22
Debt instruments	Category A	Level 1	7,527	4,381
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category C		2,212	2,068

			$25,406	$35,454

Financial Liabilities:
Account payable and accrued liabilities	Category E		8,905	10,050
Debt obligations	Category E		14	39

			$8,919	$10,089

(1)

Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments; Category C=Held to maturity investments; Category D=Loans and receivables; and Category E=Financial liabilities at amortized cost.

23.	SUBSEQUENT EVENTS

Termination of Arrangement Agreement with Fission

In October 2015, Denison and Fission terminated the previously announced Fission Arrangement pursuant to which Denison and Fission were to combine their respective businesses by way of a court-approved plan of arrangement. At the deadline for submission of proxies on Friday October 9, 2015, Denison’s shareholders strongly supported the Fission Arrangement. While a majority of the Fission shares voted were in favour of the Fission Arrangement, the required two-thirds approval was not obtained. As a result of the termination of the Fission Arrangement, neither Fission nor Denison held their respective shareholders meetings which were scheduled for October 14, 2015.